SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 13)[1]

Centennial Communications Corp.
(Name of Issuer)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

15133V 20 8
(CUSIP Number)

Welsh, Carson, Anderson & Stowe	William J. Hewitt, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: David Mintz	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000

_________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box ☐.

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8

Amendment No. 13 to Schedule 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on August 1, 2006, Amendment No. 5 thereto filed on April 12, 2007, Amendment No. 6 thereto filed on April 25, 2007, Amendment No. 7 thereto filed on July 11, 2007, Amendment No. 8 thereto filed on July 25, 2007, Amendment No. 9 thereto filed on October 12, 2007, Amendment No. 10 thereto filed on November 2, 2007, Amendment No. 11 thereto filed on November 8, 2007 and Amendment No. 12 thereto filed on May 4, 2009 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information below gives effect to the completion on November 6, 2009 of the acquisition of the Issuer by AT&T Inc. pursuant to the terms of an Agreement and Plan of Merger dated as of November 7, 2008, which provided that the shareholders of the Issuer received $8.50 per share of in exchange for all of the Common Stock that they held, in cash. Also on November 6, 2009, the Issuer filed a Form 25 with the Commission to terminate the listing and registration of the Common Stock.

(a)

WCAS VIII and VIII Associates

WCAS VIII and VIII Associates own no shares of Common Stock.

Managing Members of VIII Associates

None of the Managing Members of VIII Associates own any shares of Common Stock.

(b) Not Applicable.

(c) See above.

(d) Not Applicable.

(e) The Reporting Persons ceased to be the beneficial owners of five percent of the Common Stock on November 6, 2009.

CUSIP NO. 15133V 20 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact